SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____________)(1)


                               Cinema Ride, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   17241E201
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 June 11, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.17241 E 201                 13G                    Page 1 of 3 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

First national Bank of Lebanon, S.A.L.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
Inapplicable
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


Beruit, Lebanon
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           420,000
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         420,000
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        420,0000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


6.9%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


BK
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.17241 E 201                 13G                    Page 2 of 3 Pages



Item 1(a).  Name of Issuer:

            Cinema Ride, Inc.

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

            12011 Ventura Place
            Suite 340
            Studio City, California 91604
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:


            First National Bank of Lebanon, S.A.L.
____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Makdessi Street
            Beruit, Lebanon
            ____________________________________________________________________

Item 2(c).  Citizenship:

            Lebanon

            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            Common Stock
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


            17241E201
            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.17241 E 201                 13G                    Page 3 of 3 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 420,000 shares of common stock.

          ______________________________________________________________________

     (b)  Percent of class: 6.9%

          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote 420,000 shares of common stock,

          (ii)  Shared power to vote or to direct the vote Not applicable,


          (iii) Sole power to dispose or to direct the disposition of 420,000 shares of common stock.


          (iv) Shared power to dispose or to direct the disposition of Not applicable.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].


         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     The shares reported by the Reporting Person, a bank, are held in a single account for the benefit of several clients. The beneficial owners have the right to receive and the power to direct the receipt of divdends from, and the proceeds from the sale of, such shares. None of the individual clients individualy hold 35% or more of the issuer's Common Stock.
_______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


         Not Applicable
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


         Not Applicable
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.


         Not Applicable
          ______________________________________________________________________

Item 10.  Certifications.

         Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 4, 2003
                                    First National Bank of Lebanon


                                    By: /s/ Mohamad Yasser Mortada
                                        ----------------------------------------
                                  Name:     Mohamad Yasser Mortada
                                 Title:     Deputy General Manager of
                                            Bank of Lebanon


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).